October 2014 Pricing Supplement No. 2225 Registration Statement No. 333-184193 Dated October 28, 2014 Filed pursuant to Rule 424(b)(2)
INTEREST RATE STRUCTURED INVESTMENTS
Callable Leveraged Steepener Notes due October 31, 2034
Based on the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate
Unless redeemed by us, the notes will pay interest quarterly in arrears for the first year at a fixed rate of 10.00% per annum and thereafter at a rate per annum equal to the product of (i) 4.5 and (ii) the value of the spread between the 30-Year Constant Maturity Swap (“CMS”) Rate and the 2-Year CMS Rate minus 0.25%, subject to the Maximum Interest Rate of 10.00% per annum and the Minimum Interest Rate of 0.00% per annum. After the first year, if the 30-Year CMS Rate does not exceed the 2-Year CMS Rate by more than 0.25% on any Interest Determination Date, you will receive no interest during the affected Interest Period.  We have the right to redeem the notes, in whole but not in part, each year on October 31st, beginning on October 31, 2015. Therefore, the term of the notes could be as short as one year. The notes are senior unsecured obligations of Deutsche Bank AG. Any payment on the notes is subject to the credit of the Issuer.
KEY TERMS

Issuer:	Deutsche Bank AG, London Branch
Aggregate Principal Amount:	$20,000,000
Principal Amount:	$1,000
Issue Price:	$1,000
Trade Date:	October 28, 2014
Settlement Date:	October 31, 2014
Maturity Date:	October 31, 2034
Payment at Maturity:
Unless the notes are redeemed earlier by us, you will receive on the Maturity Date a cash payment, for each $1,000 Principal Amount of notes, of $1,000 plus any accrued and unpaid interest. If the scheduled Maturity Date is not a Business Day, the Maturity Date will be the first following day that is a Business Day, but no adjustment will be made to the interest payment made on such following Business Day. Any payment at maturity is subject to the credit of the Issuer.

Interest Rate:
Interest will be paid quarterly in arrears at the applicable Interest Rate set forth below on each Interest Payment Date, based on an unadjusted 30/360 day count convention. Interest will no longer accrue or be payable following the relevant Redemption Date.
•     For the first four Interest Periods from and including the Settlement Date to but excluding October 31, 2015, the Interest Rate will be 10.00% per annum.
•     For each subsequent Interest Period, the applicable Interest Rate will be determined by the Calculation Agent on the relevant Interest Determination Date based on the following formula:

Interest Rate = Multiplier x (Spread – Fixed Percentage Amount), subject to the Maximum Interest Rate and the Minimum Interest Rate
After the first year, if the 30-Year CMS Rate does not exceed the 2-Year CMS Rate by more than 0.25% on any relevant Interest Determination Date, you will receive no interest on your notes for the relevant Interest Period, regardless of whether the Spread is greater than 0.25% during the relevant Interest Period. Furthermore, after the first year, the applicable Interest Rate will be subject to the Maximum Interest Rate of 10.00% per annum.
(Key Terms continued on the next page)
Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 7 in this pricing supplement.
Commissions and Issue Price:	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per note:	$1,000.00	$35.00	$965.00
Total:	$20,000,000.00	$700,000.00	$19,300,000.00
(1)
Deutsche Bank Securities Inc. (“DBSI”) or one of our affiliates will pay discounts and commissions to dealers, including Morgan Stanley & Co. LLC (“MS & Co.”), of $35.00 per $1,000 Principal Amount of notes. For more detailed information about discounts and commissions, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

DBSI, an agent for this offering, is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.
The Issuer’s estimated value of the notes on the Trade Date is $957.50 per $1,000 Principal Amount of notes, which is less than the Issue Price.  Please see “Issuer’s Estimated Value of the Notes” on page 3 of this pricing supplement for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.
You should read this pricing supplement together with the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and prospectus dated September 28, 2012, each of which can be accessed via the hyperlinks below.
Prospectus supplement: http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf
Prospectus: http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$20,000,000.00	$2,324.00

Callable Leveraged Steepener Notes due October 31, 2034
Based on the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate

(Key Terms continued from previous page)
Interest Period:	The period from (and including) an Interest Payment Date, or the Settlement Date in the case of the first Interest Period, to (but excluding) the following Interest Payment Date.
Interest Determination Date:	For each Interest Period commencing on or after October 31, 2015, two U.S. Government Securities Business Days prior to the first day of such Interest Period.
Interest Payment Dates:
The last calendar day of each January, April, July and October, beginning on January 31st, 2015 and ending on the Maturity Date. If any scheduled Interest Payment Date is not a Business Day, the interest will be paid on the first following day that is a Business Day, but no adjustment will be made to the interest payment made on such following Business Day.

Spread:	The 30-Year CMS Rate minus the 2-Year CMS Rate. See the “The CMS Rates” below for additional information on how the CMS Rates are calculated.
Maximum Interest Rate:	10.00% per annum
Minimum Interest Rate:	0.00% per annum
Multiplier:	4.5
Fixed Percentage Amount:	0.25%
Early Redemption at Issuer’s Option:
We may, in our sole discretion, redeem your notes in whole, but not in part, on any Redemption Date for an amount in cash, per $1,000 Principal Amount of notes, equal to $1,000 plus any accrued but unpaid interest to but excluding the applicable Redemption Date. If we decide to redeem the notes, we will give you notice not less than five (5) Business Days prior to the applicable Redemption Date. If the Redemption Date is not a Business Day, the Redemption Date will be the first following day that is a Business Day, but no adjustment will be made to the interest payment made on such following Business Day.

Redemption Dates:	October 31st each year beginning on October 31, 2015
Business Day:
Any day other than a day that is (i) a Saturday or Sunday, (ii) a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) a day on which transactions in U.S. dollars are not conducted in the City of New York or London, England.

U.S. Government Securities Business Day:
Any day, other than a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CUSIP/ISIN:	25152RXF5 / US25152RXF53
Listing:	The notes will not be listed on any securities exchange.
Settlement:	Delivery of the notes in book-entry form only will be made through The Depository Trust Company (“DTC”)
Selected dealer:	Morgan Stanley & Co. LLC

October 2014	Page 2

Callable Leveraged Steepener Notes due October 31, 2034
Based on the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Principal Amount of the notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes.  The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis.

October 2014	Page 3

Callable Leveraged Steepener Notes due October 31, 2034
Based on the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate

Additional Terms Specific to the Notes

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement and prospectus, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither the delivery of this pricing supplement nor the accompanying prospectus supplement or prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this pricing supplement and accompanying prospectus supplement and prospectus is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this pricing supplement and the accompanying prospectus supplement and prospectus and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

October 2014	Page 4

Callable Leveraged Steepener Notes due October 31, 2034
Based on the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate

Hypothetical Examples

The table and hypothetical examples set forth below illustrate how the interest payments on the notes are calculated after the first year using the Multiplier of 4.5, the Fixed Percentage Amount of 0.25%, the Maximum Interest Rate of 10.00% per annum and the Minimum Interest Rate of 0.00% per annum. The actual interest payments on the notes after the first year will be determined on the relevant Interest Determination Dates. For purposes of these examples, we have assumed that the notes are not being redeemed prior to the Maturity Date. The following results are based solely on the hypothetical examples cited below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below may have been rounded for ease of analysis.
30-Year CMS Rate	2-Year CMS Rate	Spread	Multiplier x (Spread – Fixed Percentage Amount)	Applicable Interest Rate (per annum)	Hypothetical Interest Payment (per $1,000 Principal Amount of notes)
1.00%	1.75%	-0.75%	-4.50%	0.00%	$0.00
2.35%	2.10%	0.25%	0.00%	0.00%	$0.00
3.50%	1.85%	1.65%	6.30%	6.30%	$15.75
5.50%	2.25%	3.25%	13.50%	10.00%	$25.00

The following hypothetical examples illustrate how the hypothetical interest payments set forth in the table above are calculated.

Example 1: If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year CMS Rate is 1.00% and the 2-Year CMS Rate is 1.75%, the Spread for the corresponding Interest Period would be -0.75% and the applicable Interest Rate would be 0.00%, calculated as follows:

Interest Rate	=	Multiplier x (Spread – Fixed Percentage Amount), subject to the Maximum Interest Rate and the Minimum Interest Rate
	=	4.5 x (-0.75% – 0.25%), subject to the Maximum Interest Rate of 10.00% and the Minimum Interest Rate of 0.00%
	=	-4.50%, subject to the Minimum Interest Rate of 0.00%
	=	0.00%

In this case, because the value of the Multiplier multiplied by the difference between the Spread and the Fixed Percentage Amount results in a per annum rate of -4.50%, which is less than the Minimum Interest Rate of 0.00%, the applicable Interest Rate for the corresponding Interest Period would be 0.00%, and you would receive no interest payment on the relevant Interest Payment Date.

Example 2: If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year CMS Rate is 2.35% and the 2-Year CMS Rate is 2.10%, the Spread for the corresponding Interest Period would be 0.25% and the applicable Interest Rate would be 0.00%, calculated as follows:

Interest Rate	=	Multiplier x (Spread – Fixed Percentage Amount), subject to the Maximum Interest Rate and the Minimum Interest Rate
	=	4.5 x (0.25% – 0.25%), subject to the Maximum Interest Rate of 10.00% and the Minimum Interest Rate of 0.00%
	=	0.00%

In this case, because the difference between the Spread and the Fixed Percentage Amount is 0.00%, the applicable Interest Rate is equal to 0.00% and you will receive no interest payment on the relevant Interest Payment Date.

Example 3: If on the Interest Determination Date for the relevant Interest Period the 30-Year CMS Rate is 3.50% and the 2-Year CMS Rate is 1.85%, the Spread for the corresponding Interest Period would be 1.85% and the applicable Interest Rate would be 6.30%, calculated as follows:

Interest Rate	=	Multiplier x (Spread – Fixed Percentage Amount), subject to the Maximum Interest Rate and the Minimum Interest Rate
	=	4.5 x (1.85% – 0.25%), subject to the Maximum Interest Rate of 10.00% and the Minimum Interest Rate of 0.00%
	=	6.30%

October 2014	Page 5

Callable Leveraged Steepener Notes due October 31, 2034
Based on the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate

In this case, because the value of the Multiplier multiplied by the difference between the Spread and the Fixed Percentage Amount results in a per annum rate of 6.30%, which is greater than the Minimum Interest Rate of 0.00% but less than the Maximum Interest Rate of 10.00%, the applicable Interest Rate would be 6.30% and you will receive an interest payment of $15.75 per $1,000 Principal Amount of notes on the relevant Interest Payment Date.

Example 4: If on the Interest Determination Date for the relevant Interest Period the 30-Year CMS Rate is 5.50% and the 2-Year CMS Rate is 2.25%, the Spread for the corresponding Interest Period would be 3.25% but the applicable Interest Rate for the corresponding Interest Period would nevertheless be only 10.00%, calculated as follows:

Interest Rate	=	Multiplier x (Spread – Fixed Percentage Amount), subject to the Maximum Interest Rate and the Minimum Interest Rate
	=	4.5 x (3.25% – 0.25%), subject to the Maximum Interest Rate of 10.00% and the Minimum Interest Rate of 0.00%
	=	13.50%, subject to the Maximum Interest Rate of 10.00%
	=	10.00%

In this case, because the value of the Multiplier multiplied by the difference between the Spread and the Fixed Percentage Amount results in a per annum rate of 13.50%, which is greater than the Maximum Interest Rate of 10.00%, the applicable Interest Rate would be 10.00% and you will receive an interest payment of $25.00 per $1,000 Principal Amount of notes on the relevant Interest Payment Date.

October 2014	Page 6

Callable Leveraged Steepener Notes due October 31, 2034
Based on the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate

 Selected Risk Considerations

An investment in the notes involves risks. This section describes the most significant risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

▪
After the first year, the notes are subject to interest payment risk based on the Spread — Investing in the notes is not equivalent to investing in securities directly linked to the CMS rates or the Spread. Instead, the applicable Interest Rate after the first year is equal to the product of (a) the Multiplier of 4.5 and (b) the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate minus the Fixed Percentage Amount of 0.25%, subject to the Maximum Interest Rate of 10.00% per annum and the Minimum Interest Rate of 0.00% per annum. Accordingly, the amount of interest payable on the notes is dependent on whether, and the extent to which, the Spread minus the Fixed Percentage Amount is greater than the Minimum Interest Rate and less than the Maximum Interest Rate. If, after the first year, the 30-Year CMS Rate does not exceed the 2-Year CMS Rate by more than 0.25% on any relevant Interest Determination Date, you will receive no interest on your notes for the relevant Interest Period, regardless of whether the Spread is greater than 0.25% during the relevant Interest Period. It is possible that the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate will stay below 0.25% for more than one Interest Determination Date, which means you will not receive any interest payment on your notes for a significant period of time. If the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate is equal to or less than 0.25% on every Interest Determination Date, you will not receive any interest payment on your notes after the first year. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

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In no event will the Interest Rate on the notes exceed the Maximum Interest Rate — The Maximum Interest Rate on the notes for the Interest Periods after the first year is limited to the Maximum Interest Rate of 10.00% per annum. Even if the product of (a) the Multiplier of 4.5 and (b) the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate minus the Fixed Percentage Amount of 0.25% is greater than the Maximum Interest Rate, the notes will bear interest for such Interest Period only at that rate. The Maximum Interest Rate may be lower than the interest rates for similar debt securities then prevailing in the market, which will adversely affect the value of your notes.

▪
An investment in the notes may be riskier than an investment in notes with a shorter term — The notes have a term of twenty years, subject to our right to redeem the notes on October 31st each year, beginning on October 31, 2015. By purchasing notes with a longer term, you will have greater exposure to the risk that the value of the notes may decline due to such factors as inflation, rising interest rates and changes in the constant maturity swap (“CMS”) rate yield curve.  If market interest rates rise during the term of the notes, the Interest Rate on the notes may be lower than the interest rates for similar debt securities then prevailing in the market.  If this occurs, you will not be able to require the Issuer to redeem the notes and will, therefore, bear the risk of earning a lower return than you could earn on other investments until the Maturity Date and the risk that the value of your notes will decline.

▪
The notes may be redeemed prior to the Maturity Date — We may, in our sole discretion, redeem the notes in whole but not in part on October 31st each year, beginning on October 31, 2015. We are more likely to redeem the notes during periods when interest on the notes is likely to accrue at a rate greater than what we would pay on a comparable debt security of ours with a maturity comparable to the remaining term of the notes.  If we redeem the notes, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

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The notes are subject to our creditworthiness — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes, and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

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The Issuer’s estimated value of the notes on the Trade Date will be less than the issue price of the notes — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ

October 2014	Page 7

Callable Leveraged Steepener Notes due October 31, 2034
Based on the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

▪
If the CMS rates change, the value of your notes may not change in the same manner — Your notes may trade quite differently from the spread of the CMS rates. Changes in the spread of the CMS rates may not result in a comparable change in the value of your notes.

▪
The Spread will be affected by a number of factors — After the first year, the amount of interest, if any, payable on the notes will depend primarily on the CMS rates and the Spread on the applicable Interest Determination Date. A number of factors can affect the Spread by causing changes in the relative values of the CMS rates including, but not limited to:

o	changes in, or perceptions about, future CMS rates;

o	general economic conditions;

o	prevailing interest rates; and

o	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have adversely affect the return on the notes and the value of the notes.

▪
Past performance of the CMS rates is no guide to future performance — The actual performance of the Spread over the term of the notes may bear little relation to the historical performance of the Spread and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Spread.

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Assuming no changes in market conditions and other relevant factors, the price you may receive for your notes in secondary market transactions would generally be lower than both the issue price and the Issuer’s estimated value of the notes on the Trade Date — While the payment(s) on the notes described in this pricing supplement is based on the full Principal Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.

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The notes are not designed to be short-term trading instruments — The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the notes. The potential returns described in this pricing supplement assume that your notes, which are not designed to be short-term trading instruments, are held to maturity.

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The notes will not be listed and there will likely be limited liquidity — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes.  We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you.  We expect that some dealers may act as market-makers for the notes they offer, but none of them is required to do so and they may cease such market-making activities at any time.  If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the Spread has increased since the Trade Date.

October 2014	Page 8

Callable Leveraged Steepener Notes due October 31, 2034
Based on the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate

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The value of the notes will be affected by a number of unpredictable factors — While we expect that, generally, the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

o	the volatility of the Spread between the 30-Year CMS Rate and the 2-Year CMS Rate;

o	changes in the CMS rate yield curves;

o	the time remaining to the maturity of the notes;

o	trends relating to inflation;

o	interest rates and yields in the market generally;

o	a variety of economic, financial, political, regulatory or judicial events;

o	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings, financial condition or results of operations.

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Trading and other transactions by us or our affiliates, or by a dealer or its affiliates, may impair the value of the notes — We or our affiliates and/or a dealer or its affiliates expect to hedge our exposure from the notes. Although it is not expected to, such hedging activity by us or other hedging parties may adversely affect the Interest Rates and, therefore, the value of the notes. In addition, we or the other hedging parties expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or the other hedging parties’ control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. It is possible that we or the other hedging parties could receive substantial returns from these hedging activities while the value of the notes decline.  We or the other hedging parties may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the CMS rates. Introducing competing products into the marketplace in this manner could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes. Furthermore, if you purchase the notes from a dealer or its affiliates and such dealer or its affiliates conduct trading and hedging activities for us in connection with the notes, such dealer or its affiliates may profit in connection with such trading and hedging activities and such profit, if any, will be in addition to the compensation that such dealer or its affiliates receive for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for such dealer or its affiliates to sell the notes to you in addition to the compensation it would receive for the sale of the notes.

▪
We, our affiliates or our agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could adversely affect the CMS rates, the Spread and the value of the notes — We, our affiliates or our agents may publish research from time to time on movements in interest rates and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Interest Rates to which the notes are linked.

▪
Potential conflicts of interest — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The Calculation Agent will determine, among other things, all values and levels required to be determined for the purposes of the notes on any relevant date or time. Any determination by the Calculation Agent could adversely affect the return on the notes.

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Historical Information

The first graph below shows the historical performance of the 30-Year CMS Rate and the 2-Year CMS Rate from October 28, 2004 through October 28, 2014. As of October 28, 2014, the 30-Year CMS Rate was 3.02% and the 2-Year CMS Rate was 0.64%. The second graph shows the historical Spread between the 30-Year CMS Rate and the 2-Year CMS Rate from October 28, 2004 through October 28, 2014. As of October 28, 2014, the Spread was 2.39%.

We obtained the various historical rates for the 30-Year CMS Rate and the 2-Year CMS Rate from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical rates of the 30-Year CMS Rate and the 2-Year CMS Rate should not be taken as an indication of future performance, and no assurance can be given as to the future movements of the 30-Year CMS Rate and the 2-Year CMS Rate during the term of the notes. In order for you to earn any interest after the first year, the Spread must be greater than the Fixed Percentage Amount of 0.25%. The Spread has been less than the Fixed Percentage Amount for an extended period of time in the past 10 years. We cannot give you assurance that the Spread will be greater than the Fixed Percentage Amount on any Interest Determination Date during the 15-year term of your notes. If the Spread is less than or equal to the Fixed Percentage Amount on all Interest Determination Dates, you will not receive any interest payments after the first year.

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The CMS Rates

The “30-Year CMS Rate” for any U.S. Government Securities Business Day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 30 years, published on Reuters page ISDAFIX3 at 11:00 a.m., New York time. If the 30-Year CMS Rate does not appear on Reuters page ISDAFIX3 on such day, the 30-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the Calculation Agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, “semi-annual swap rate” means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 30-year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 30-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner. The 30-Year CMS Rate for any day which is not an U.S. Government Securities Business Day will be the 30-Year CMS Rate as in effect on the immediately preceding U.S. Government Securities Business Day.

The “2-Year CMS Rate”: for any U.S. Government Securities Business Day is the mid-market semi-annual swap rate expressed as a percentage for a U.S. dollar interest rate swap transaction with a term equal to 2 years, published on Reuters page ISDAFIX3 at 11:00 a.m., New York time. If the 2-Year CMS Rate does not appear on Reuters page ISDAFIX3 on such day, the 2-Year CMS Rate for such day shall be determined on the basis of the mid-market semi-annual swap rate quotations provided by five banking institutions selected by the Calculation Agent at approximately 11:00 a.m., New York time, on such day. For purposes of this definition, “semi-annual swap rate” means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 2-year maturity commencing on that date and in an amount that is representative for a single transaction in the relevant manner at the relevant time with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. In such an event, the 2-Year CMS Rate for such day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner. The 2-Year CMS Rate for any day which is not an U.S. Government Securities Business Day will be the 2-Year CMS Rate as in effect on the immediately preceding U.S. Government Securities Business Day.

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Additional Information about the Notes

Additional Provisions:
General:
The notes are our Series A global notes referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by Deutsche Bank AG, London Branch under an indenture among us, the Trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent and registrar. In addition, the Trustee has appointed Deutsche Bank Trust Company Americas as its authenticating agent with respect to our Series A global notes.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

The notes are our senior unsecured obligations and will rank pari passu with all of our other senior unsecured obligations, except for obligations to be preferred by law.

The notes will be issued in registered form and represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under “Description of Notes — Form, Legal Ownership and Denomination of Notes” in the accompanying prospectus supplement and “Forms of Securities — Legal Ownership — Global Securities” in the accompanying prospectus.

Trustee:	Law Debenture Trust Company of New York
Denominations:	Minimum denominations of $1,000 and integral multiples thereof
Minimum Ticketing Size:	$1,000 per $1,000 Principal Amount of notes
Payments on the Notes:
We will irrevocably deposit with DTC no later than the opening of business on the applicable Interest Payment Date and the Maturity Date (or the applicable Redemption Date) funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

Tax Considerations:
In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments,” with the tax consequences described under “—CPDI Notes,” on page PS-40 of the accompanying prospectus supplement. Under this treatment, regardless of your method of tax accounting, you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us (with certain adjustments to reflect the difference, if any, between the actual and projected amounts of the contingent payments on the notes (as set forth in a “projected payment schedule” to be determined by us, which you may obtain as described below), and certain additional adjustments if the notes are purchased for an amount that differs from the issue price). Any income recognized upon a taxable disposition of the notes generally will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by contacting Deutsche Bank Structured Notes at 212-250-6064. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on a note.

It is possible that the Internal Revenue Service could determine that the notes are “variable rate debt instruments” for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences for you. In that case, you would be required to include payments of stated interest in income when they are received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes, as described under “—VRDI Notes,” on page PS-40 of the accompanying prospectus supplement. You should consult your tax adviser regarding the U.S. federal income tax consequences to you if the notes are properly treated as variable rate debt instruments.

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You should review carefully the section of the accompanying prospectus supplement entitled “United States Federal Income Taxation.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.

Calculation Agent:
Deutsche Bank AG, London Branch. The Calculation Agent will determine, among other things, the amount of interest payable in respect of your notes on each Interest Payment Date. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us. We may appoint a different Calculation Agent from time to time after the date of this pricing supplement without your consent and without notifying you.

The Calculation Agent will provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the amount to be paid on each Interest Payment Date and at maturity (or upon early redemption) on or prior to 11:00 a.m. on the Business Day preceding each Interest Payment Date and the Maturity Date (or the applicable Redemption Date).

All calculations with respect to the amount of interest payable on the notes will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all dollar amounts related to determination of the payment per $1,000 Principal Amount of notes at maturity or upon earlier redemption will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate Principal Amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default:	Under the heading “Description of Debt Securities — Events of Default” in the accompanying prospectus is a description of events of default relating to debt securities including the notes.
Payment upon an Event of Default:
If an event of default (as defined in the accompanying prospectus supplement) occurs, and the maturity of your notes is accelerated, we will pay a default amount for each $1,000 Principal Amount of notes equal to $1,000 plus any accrued but unpaid interest to (but excluding) the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Modification:
Under the heading “Description of Debt Securities — Modification of an Indenture” in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance:	The provisions described in the accompanying prospectus under the heading “Description of Debt Securities — Discharge and Defeasance” are not applicable to the notes.
Book-Entry Only Issuance — The Depository Trust Company:
DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully-registered global notes certificates, representing the total aggregate Principal Amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings “Description of Notes — Form, Legal Ownership and Denomination of Notes.” The notes are offered on a global basis. Investors may elect to hold interests in the registered global notes held by DTC through Clearstream, Luxembourg or the Euroclear

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Callable Leveraged Steepener Notes due October 31, 2034
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operator if they are participants in those systems, or indirectly through organizations that are participants in those systems. See “Series A Notes Offered on a Global Basis—Book Entry, Delivery and Form” in the accompanying prospectus supplement.
Governing Law:	The notes will be governed by and interpreted in accordance with the laws of the State of New York.
Use of Proceeds; Hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes, as more particularly described in “Use of Proceeds” in the accompanying prospectus.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities. Although we have no reason to believe that any of these activities will have a material impact on the value of the notes, we cannot assure you that these activities will not have such an effect. We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

Supplemental Plan of Distribution (Conflicts Of Interest):
Under the terms and subject to the conditions contained in the Distribution Agreement entered into between Deutsche Bank AG and DBSI, as agent, DBSI has agreed to purchase, and we have agreed to sell, the Principal Amount of notes set forth on the cover page.

Notes sold by DBSI and other dealers, including MS & Co., to the public will initially be offered at the Issue Price set forth on the cover of this pricing supplement. If all of the notes are not sold at the Issue Price, DBSI and other dealers, including MS & Co., may change the offering price and the other selling terms.

DBSI will not receive a discount or commission, but will allow as a concession or reallowance to other dealers, including MS & Co., discounts and commissions of 3.50% or $35.00 per $1,000 Principal Amount of notes. DBSI will sell all of the notes that it purchases from us to such dealers, including MS & Co., at 96.50% or $965.00 per $1,000 Principal Amount of notes.

We own, directly or indirectly, all of the outstanding equity securities of DBSI. The net proceeds received from the sale of the notes will be used, in part, by DBSI or one of its affiliates in connection with hedging our obligations under the notes. Because DBSI is both our affiliate and a member of FINRA, the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, DBSI may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

DBSI may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, DBSI or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, DBSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. DBSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. DBSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, DBSI or any dealer that would permit a public

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offering of the notes or possession or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, DBSI or any dealer.

DBSI has represented and agreed, and any other Agent through which we may offer the notes will represent and agree, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for DBSI’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Settlement:
We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which is the third business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

ERISA:	See “Benefit Plan Investor Considerations” starting on page PS-46 in the accompanying prospectus supplement.
Validity of the Notes:
In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee, pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.

October 2014	Page 15